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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(d), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(d)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                          ARIAD PHARMACEUTICALS, INC.
        ---------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                  04033A 10 0
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2001
        ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (6-00)

                               Page 1 of 6 pages





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CUSIP No. 04033A 10 0                                       Page 2  of   Pages 6


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harvey J. Berger, M.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [ ]
                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER
          NUMBER OF
           SHARES                 770,071
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY          6     SHARED VOTING POWER
            EACH
         REPORTING                0
           PERSON           ----------------------------------------------------
            WITH           7     SOLE DISPOSITIVE POWER

                                  770,071
                            ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  780,356
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,725,247
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                            [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILING OUT!



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CUSIP No. 04033A 10 0                                       Page 3  of  6 Pages


ITEM 1.(a)  NAME OF ISSUER:

            ARIAD Pharmaceuticals, Inc.

Item 1.(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2 Landsdowne Street
            Cambridge, Massachusetts 02139

ITEM 2.(a)  NAME OF PERSON FILING:

            Harvey J. Berger, M.D.

ITEM 2.(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            c/o ARIAD Pharmaceuticals, Inc.
            26 Landsdowne Street
            Cambridge, Massachusetts 02139

ITEM 2.(c)  CITIZENSHIP:

            United States

ITEM 2.(d)  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share

ITEM 2.(e)  CUSIP NUMBER:

            04033A 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange At.

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange.

            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act.


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CUSIP No. 04033A 10 0                  13G                  Page 4  of   Pages 6


          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [  ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


ITEM 4.     OWNERSHIP

            As of Decmeber 31, 2001:

      (a)   Amount beneficially owned:

            Amount beneficially owned: 1,725,247, which includes (i) 535,714 shares held of record by The Berger Family Trust, (ii) 8,928 shares held of record by The Wolk Family Trust, (iii) 120,000 shares held by Edith Berger, Harvey J. Berger's mother, (iv) 40,892 shares held by Wendy S. Berger, Dr. Berger's spouse, (v) 13,928 shares held by Dr. Berger's children, (vi) 416,071 shares held of record by Harvey
            J. Berger, and (vii) 235,714 shares that underlie options granted to Dr. Berger held by the Berger Family Trust and 354,000 shares that underlie options granted to Dr. Berger. Harvey J. Berger and Wendy
            S. Berger, as co-trustees of the trusts named in clauses (i) and
            (ii) above, have the right to vote and dispose of the shares and the options held by such trusts; however, in certain circumstances, Wendy S. Berger, as co-trustee, will have sole voting power with respect to the shares held by each such trust. Dr. Berger disclaims beneficial ownership of any of the 719,462 shares and options to purchase 235,714 shares held by The Berger Family Trust, The Wolk Family Trust, Edith Berger, Wendy S. Berger and Dr. Berger's children.

      (b)   Percent of class:

            5.3%


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CUSIP No. 04033A 10 0               13G                    Page 5  of   Pages 6


     (c)  Number of Shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 770,071

          (ii)   shared power to vote or to direct the vote:

                 0. In certain circumstances, Wendy S. Berger (Harvey J. Berger's spouse), as co-trustee, will have sole voting power with respect to the 544,642 shares held by The Berger Family Trust and The Wolk Family Trust. Otherwise, Harvey J. Berger and Wendy S. Berger, as co-trustees, will share the power to vote the shares held by such trusts.

          (iii)  sole power to dispose or to direct the disposition of:

                 770,071

          (iv)   shared power to dispose or to direct the disposition of:

                 780,356

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   INDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable




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CUSIP No. 04033A 10 0               13G                        Page 6 of 6 Pages





ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2002                       /s/ Harvey J. Berger, M.D.
                                                --------------------------------


                                                Harvey J. Berger, M.D.
                                                --------------------------------